                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(A)

                              (Amendment No. 1)(1)

                                Ault Incorporated
                                -----------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                    051503100
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG amp; WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 16, 2005
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------
(1)      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the
NOTES).

-------------------------                              -------------------------
CUSIP No. 051503100                   13D                            Page 2 of 7
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS:
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      SL Industries, Inc. (21-0682685)
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO, AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                    New Jersey
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,084,794*
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,084,794*
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,084,794*
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.3%**
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

   *  Represents (1) the aggregate number of shares of the common stock, no par value per share ("Company Common Stock"), of Ault Incorporated, a
      Minnesota corporation (the "Company"), held by the directors and executive officers of the Company (the "Shareholders") who have entered into a
      Shareholders Agreement, dated as of December 16, 2005, with SL Industries,
      Inc., a New Jersey corporation ("Parent"), and Lakers Acquisition Corp., a
      Minnesota corporation and a wholly owned subsidiary of Parent
      ("Purchaser"), as described herein (the "Shares") and an aggregate of
      234,169 shares of Company Common Stock held by SL Delaware Holdings, Inc.
      ("Holdings"). Parent and Purchaser expressly disclaim beneficial ownership of the Shares subject to the Shareholders Agreement.
  **  Based on 4,861,192 shares of Company Common Stock outstanding as set forth in the Company's Schedule 14D-9 filed with the Securities and Exchange
      Commission on December 23, 2005.

-------------------------                              -------------------------
CUSIP No. 051503100                   13D                            Page 3 of 7
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      Lakers Acquisition Corp.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                    Minnesota
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   850,625*
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              850,625*
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    850,625*
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    17.5%**
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

  *     Represents the aggregate number of shares of the common stock, no par value per share ("Company Common Stock"), of Ault Incorporated, a
        Minnesota corporation (the "Company"), held by the directors and executive officers of the Company (the "Shareholders") who have entered into a Shareholders Agreement, dated as of December 16, 2005, with SL
        Industries, Inc., a New Jersey corporation ("Parent"), and Lakers
        Acquisition Corp., a Minnesota corporation and a wholly owned subsidiary of Parent ("Purchaser"), as described herein (the "Shares"). Parent and
        Purchaser expressly disclaim beneficial ownership of the Acquisition
        Shares.
 **     Based on 4,861,192 shares of Company Common Stock outstanding as set forth in the Company's Schedule 14D-9 filed with the Securities and
        Exchange Commission on December 23, 2005.

-------------------------                              -------------------------
CUSIP No. 051503100                   13D                            Page 4 of 7
-------------------------                              -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      SL Delaware Holdings, Inc. (51-0413904)
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                    Minnesota
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  234,169
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              234,169
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    234,169
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.8%*
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

    *  Based on 4,861,192 shares of Company Common Stock outstanding as set forth in the Company's Schedule 14D-9 filed with the Securities and
       Exchange Commission on December 23, 2005.

-------------------------                              -------------------------
CUSIP No. 051503100                   13D                            Page 5 of 7
-------------------------                              -------------------------

         Explanatory Note: This Amendment No. 1 to Schedule 13D is being filed solely to include Exhibits 1 and 5, which were not filed with the initial
Schedule 13D on December 28, 2005.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:   Offer to Purchase dated December 23, 2005.

Exhibit 2:   Agreement and Plan of Merger, dated as of December 16, 2005, by and among SL Industries, Inc., Lakers Acquisition Corp. and Ault
             Incorporated

Exhibit 3:   Shareholders Agreement, dated as of December 16, 2005, by and among
             SL Industries, Inc., Lakers Acquisition Corp. and the directors and certain officers of Ault Incorporated and certain affiliates thereof

Exhibit 4:   Stock Option Agreement, dated as of December 16, 2005, by and among
             SL Industries, Inc., Lakers Acquisition Corp. and Ault Incorporated

Exhibit 5:   Revolving Credit Agreement dated as of August 3, 2005 among Bank of
             America, N.A., as Agent and a Lender, SL Industries, Inc., as
             Parent Borrower and certain Subsidiary Borrowers.

Exhibit 6:   Joint Filing Agreement, dated as of December 27, 2005, by and between SL Industries, Inc., SL Delaware Holdings, Inc. and Lakers
             Acquisition Corp.

-------------------------                              -------------------------
CUSIP No. 051503100                   13D                            Page 6 of 7
-------------------------                              -------------------------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2005

                                          SL INDUSTRIES, INC.

                                          By: /s/ David R. Nuzzo
                                              ----------------------------------
                                              David R. Nuzzo
                                              Vice President and Chief Financial
                                              Officer

                                          SL DELAWARE HOLDINGS, INC.

                                          By: /s/ David R. Nuzzo
                                              ----------------------------------
                                              David R. Nuzzo
                                              Vice President

                                          LAKERS ACQUISITION CORP.

                                          By: /s/ David R. Nuzzo
                                              ----------------------------------
                                              David R. Nuzzo
                                              Vice President and Secretary

-------------------------                              -------------------------
CUSIP No. 051503100                   13D                            Page 7 of 7
-------------------------                              -------------------------

                                  EXHIBIT INDEX

Exhibit 1:   Offer to Purchase dated December 23, 2005.

Exhibit 2:   Agreement and Plan of Merger, dated as of December 16, 2005, by and among SL Industries, Inc., Lakers Acquisition Corp. and Ault
             Incorporated

Exhibit 3:   Shareholders Agreement, dated as of December 16, 2005, by and among
             SL Industries, Inc., Lakers Acquisition Corp. and the directors and certain officers of Ault Incorporated and certain affiliates thereof

Exhibit 4:   Stock Option Agreement, dated as of December 16, 2005, by and among
             SL Industries, Inc., Lakers Acquisition Corp. and Ault Incorporated

Exhibit 5:   Revolving Credit Agreement dated as of August 3, 2005 among Bank of
             America, N.A., as Agent and a Lender, SL Industries, Inc., as
             Parent Borrower and certain Subsidiary Borrowers.

Exhibit 6:   Joint Filing Agreement, dated as of December 27, 2005, by and between SL Industries, Inc., SL Delaware Holdings, Inc. and Lakers
             Acquisition Corp.